Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

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The following is a slide presentation of AlgoRx Pharmaceuticals, Inc. and Corgentech Inc.and was made available by webcast on October 5, 2005 via Corgentech Inc.’s Internet site.

ALGRX 3268

PHASE 3 RESULTS

October 5, 2005

FORWARD LOOKING STATEMENTS

This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include, without limitation, clinical results, forecasts of product development, FDA filings, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this presentation. Such risk factors include, among others: whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form 10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

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FORWARD LOOKING STATEMENTS (2)

Additional Information and Where to Find It

Corgentech Inc. intends to file a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.

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PRODUCT PIPELINE

PRECLINICAL	PHASE 1 PHASE 2 PHASE 3
ALGRX	3268
Pre-procedural	analgesia (003)
Pre-procedural	analgesia (004)
ALGRX	4975 *
Post-surgical	pain
Morton’s	neuroma
Tendonitis
NF-KB	Decoy *
Atopic	dermatitis (eczema)
ALGRX	1207 *
Cutaneous	neuropathic pain
*	Does not reflect comprehensive list of trials currently underway
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ALGRX 3268-

TOPICAL LOCAL ANESTHESIA

Indication

Reduction of pain associated with venipunctures and intravenous line placements

Two Phase 3 trials being conducted Key desirable product attributes

Sterile, pre-filled, needle-free disposable delivery system (Powderject®) Rapid onset of action

Within 1 minute with duration of about 10 minutes

No vasoconstriction with good dermal tolerability Ease of use with no dressings

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ALGRX 3268

Reduction in Pain from Venipuncture after Administration

EMLA

Package Insert for EMLA

VAS, mm

10 0 -10 -20 -30

3	60 Time after administration, minutes

VAS, mm

10 0 -10 -20 -30

ALGRX 3268

Data from Phase 1 trial in 272 adults

1	3 5 Time after administration, minutes

ALGRX 3268 has an onset within one minute, whereas EMLA is labeled for a pretreatment period of at least one hour

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ALGRX 3268 DEVELOPMENT

Protocol Age Group Phase Total Patients Primary Endpoint Status

Antecubital Fossa Adults 1 272 Safety and Efficacy Primary Endpoint Achieved

Back of Hand Adults 1 183 Safety and Efficacy Primary Endpoint Achieved

Pharmacokinetics Adults 1 38 Evaluate Circulating Lidocaine Primary Endpoint Achieved

Antecubital Fossa Children 2 195 Safety and Efficacy Primary Endpoint Achieved

Back of Hand Children 2 145 Safety and Efficacy Primary Endpoint Achieved

Back of Hand Children 2 306 Safety and Efficacy Primary Endpoint Achieved

Antecubital Fossa and Back of Hand Children 3 574 Safety and Efficacy Primary Endpoint Achieved

Antecubital Fossa and Back of Hand Children 3 500 Safety and Efficacy Enrollment Completed

2,213

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PHASE 3 TRIALS: 003 AND 004

IDENTICAL PROTOCOLS

Design

U.S. multicenter, randomized, double-blind, placebo-controlled

Number of subjects

500 - 600 subjects in each study

Population

Pediatric subjects of either gender (ages 3-18)

Objectives

Confirm efficacy, safety and tolerability of ALGRX 3268 vs. placebo administered on back of hand and antecubital fossa

Primary endpoint

Assessment of pain on venipuncture or peripheral venous cannulation performed 1-3 minutes after ALGRX 3268 or placebo in total population (3-18 yrs.) using FACES rating scale

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PHASE 3 RESULTS (TRIAL 003)

Primary endpoint achieved (p=0.007)

Statistically significantly less pain on needle insertion in treated group compared to placebo group assessed using FACES rating scale

574 patients at six U.S. clinical trial sites

ALGRX 3268 group = 289 patients (ages 3-18) Placebo = 285 patients (ages 3-18)

No significant safety issues

Well tolerated

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PROJECTED TIMELINE FOR ALGRX 3268

Clinical

Data from second Phase 3 trial (004) expected within two months

Regulatory

Reviewed as a drug by the FDA Analgesics and Acute Care Division

Registration

File NDA in 1H06 Product approval in 1H07

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UNDERSERVED MARKET

Target market

Only 2.1MM out of 18MM venipuncture procedures in children’s hospitals and large academic institutions utilize a topical local anesthetic today

Low utilization of topical local anesthetics (12% of pediatric procedures) due to slow onset of action lack of promotion of currently available drugs

Faster onset of action, needleless injection and promotion will allow significant penetration and growth into target market of 18MM pediatric procedures

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3268: PHASED MARKETING APPROACH

Physician Offices, Labs, Blood Donation Centers

Hemodialysis Centers

In-hospital Adult (ER)

In-hospital Pediatric 18M

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Thank you for participating on today’s call.

For additional information about the proposed merger of Corgentech and AlgoRx, please visit www.corgentech.com and the other sources described in our forward looking statement slide